UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 13, 2021

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 13, 2021, regarding an organizational change.

Istanbul, August 12, 2021

Announcement Regarding Organizational Change

It has been resolved that the operations and responsibilities of Turkcell Strategy Directorate shall be expanded and organized as Executive Vice Presidency responsible for Strategy. The aim is to manage and design business development activities carried out under Strategy Directorate with a greater focus and without a separation of technology or commercial areas. We also aim to execute organization wide strategic management with a consolidated approach, manage international subsidiaries more closely in line with the strategies of our Company and leverage the synergy opportunities among subsidiaries with this organizational change.

Mr. M. Akif Konar has been appointed as Executive Vice President responsible for Strategy, effective as of September 1, 2021.

M. Akif Konar graduated from Istanbul Technical University’s (İTÜ) Faculty of Management, Management Engineering department in 1995. He earned his master’s degree in Management Engineering from İTÜ in 1997. Between 1995 and 2004, Mr. Konar worked as Specialist at Belbim A.Ş., as Implementation Specialist at Vestel Group of Companies and as System Development Manager at Opet Petrolcülük A.Ş, respectively. Between 2004 and 2006, he worked as Production Planning Manager and Investment Planning and Projects Manager at Turkish Airlines. He continued his career at Turkish Airlines as Regional Director for the Americas and the Far East. In 2007, Mr. Konar was appointed as Senior Vice President for Production Planning. In 2010, Mr. Konar started his role as Senior Vice President for Marketing and Sales. Mr. Konar has been the Chief Commercial Officer of Turkish Airlines since April 2013. Mr. Konar also served as an Audit Comitee Member between 2010 and 2013 and as a Board Member between 2014 and 2015 at SunExpress. Mr. Konar has been a Board Member at TCI Turkish Cabin Interior Inc. since 2018. Mr. Konar speaks English. He is married and has two children.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 13, 2021	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 13, 2021	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer